Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5

www.novachemicals.com
403.750.3600 tel
Third Quarter 2011 Earnings Report	403.269.7410 fax

All financial information is in U.S. dollars unless otherwise indicated.  Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” “the Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated.  All comparative figures have been restated using International Financial Reporting Standards (“IFRS”) unless otherwise noted. This management discussion and analysis (“MD&A”) should be read in conjunction with our other 2011 unaudited interim condensed consolidated financial statements, which have been prepared using IFRS, and the audited consolidated financial statements and MD&A for the year ended December 31, 2010, which were prepared using Canadian generally accepted accounting principles (“Canadian GAAP”).

Third Quarter 2011 Results

In the third quarter of 2011, we generated a profit of $150 million as compared to a profit of $58 million for the third quarter of 2010.  For the nine months ended September 30, 2011, we generated a profit of $538 million compared to a profit of $200 million for the nine months ended September 30, 2010.  The year-over-year improvement during these three and nine month periods was primarily due to higher margins for our products.

The Olefins/Polyolefins business unit generated $287 million of operating profit in the third quarter of 2011 versus an operating profit of $138 million during the third quarter of 2010.  For the nine months ended September 30, 2011, the business unit generated operating profit of $935 million compared to operating profit of $576 million for the nine months ended September 30, 2010.  The improvement in both periods was due to higher margins.

The Performance Styrenics segment reported an operating profit from continuing operations of $1 million in the third quarter of 2011 versus an operating profit from continuing operations of $2 million in the third quarter of 2010.  For the nine months ended September 30, 2011, the segment generated an operating profit from continuing operations of $6 million compared to an operating profit from continuing operations of $2 million for the nine months ended September 30, 2010. The decline in the third quarter was due to feedstock costs that increased more than selling prices, while the improvement in nine month period was due to lower operating expenses.

Highlights

During the third quarter of 2011, we entered into a number of key agreements that support the revamp of our Corunna cracker to utilize up to 100% NGL feedstock, including a transportation service agreement with Sunoco Pipeline L.P. for the transportation of ethane feedstock from the Marcellus Shale Basin into the Sarnia, Ontario region and definitive agreements for long-term ethane supply from the Marcellus Shale Basin with Caiman Energy, LLC and a wholly-owned subsidiary of Range Resources Corporation.  In addition, we signed a memorandum of understanding with Statoil Marketing and Trading Inc. for a long-term supply of ethane from the Marcellus Shale Basin.

During the third quarter our cash balance grew by $378 million to $874 million.

Basis of Presentation

For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian GAAP.  Beginning January 1, 2011, we started preparing our unaudited interim condensed consolidated financial statements in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.  The unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2011 have been prepared in accordance with IAS 34.

Note 13 in the unaudited interim condensed consolidated financial statements explains the principal adjustments we made in restating our Canadian GAAP statement of financial position as at September 30, 2010 and our previously published Canadian GAAP consolidated statements of income and comprehensive income for the three and nine months ended September 30, 2010.

NOVA Chemicals Financial Highlights

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Revenue	$1,448	$1,072	$4,139	$3,406

Operating profit from continuing operations (1)
Olefins/Polyolefins (2)	$287	$138	$935	$576
Performance Styrenics	1	2	6	2
Operating profit from the businesses from continuing operations (3)	288	140	941	578
Corporate costs	(34)	(22)	(78)	(113)
Operating profit from continuing operations	$254	$118	$863	$465

Profit for the period	$150	$58	$538	$200

Cash provided by operating activities	$451	$98	$709	$497

(1)   Profit from continuing operations before finance costs, net, income taxes and other losses, net. See Supplemental Measures.

(2)   Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(3)   See Supplemental Measures.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Revenue	$1,372	$1,006	$3,924	$3,206

Depreciation and amortization	$67	$65	$189	$179
Operating profit (loss) (1)
Joffre Olefins	$275	$68	$667	$286
Corunna Olefins	80	8	222	121
Polyethylene	(39)	54	110	176
Eliminations	(29)	8	(64)	(7)
Total operating profit	$287	$138	$935	$576

Capital spending	$41	$37	$93	$82

Polyethylene sales volumes (millions of pounds) (2)	820	821	2,324	2,371

(1)   See Supplemental Measures.

(2)   Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Nine Month Average
(U.S. dollars per pound, except as noted)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Principal Products:
Ethylene (2)	$0.56	$0.38	$0.54	$0.45
Polyethylene — linear low density butene liner (3)	$0.71	$0.61	$0.72	$0.64
Polyethylene — weighted-average benchmark (3)	$0.73	$0.63	$0.75	$0.67
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$3.74	$3.41	$3.85	$3.98
NYMEX natural gas (dollars per mmBTU) (4)	$4.19	$4.41	$4.23	$4.62
WTI crude oil (dollars per barrel) (5)	$89.76	$76.20	$95.48	$77.65

(1)   Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)   Source: Chemical Market Associates, Inc. (“CMAI”) U.S. Gulf Coast Net Transaction Price.

(3)   Source. Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)   Source: Canadian Gas Price Reporter.  AECO gas is weighted-average daily spot gas price.  NYMEX gas is Henry Hub 3-Day Average Close.

(5)   Source: Platt’s.  NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Operating profit of $287 million in the third quarter of 2011 was more than double the operating profit of $138 million reported in the third quarter of 2010.  During the third quarter of 2011, margins increased as higher selling prices more than offset higher feedstock costs, as compared to the third quarter of 2010.

Operating profit of $935 million for the first nine months of 2011 was higher compared to operating profit of $576 million for the first nine months of 2010.  The improvement was primarily due to selling prices for olefins and co-products that increased more than feedstock costs.

Beginning on January 1, 2011, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Joffre Olefins segment to our Polyethylene segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Polyethylene segment.

While the application of our new intercompany transfer pricing policy did not change the revenue or operating performance of our Olefins/Polyolefins business unit, it impacted the allocation of operating profit between the Joffre Olefins and Polyethylene segments.  We accounted for the change on a prospective basis.

If we had accounted for the change on a retrospective basis, for the third quarter of 2010, operating profit would have been approximately $30 million higher for the Joffre Olefins segment and approximately $30 million lower for the Polyethylene segment than reported.  For the first nine months of 2010, operating profit for the Joffre Olefins segment would have been approximately $130 million higher and $130 million lower for the Polyethylene segment.  If we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2011, operating profit for the Polyethylene segment and eliminations would have been approximately $30 million lower for the first nine months of 2011.

Joffre Olefins

Third Quarter 2011 Versus Third Quarter 2010

Joffre Olefins reported operating profit of $275 million in the third quarter of 2011, up from $68 million in the third quarter of 2010.  The improvement in operating profit was primarily due to higher sales prices and volumes.  Higher volumes in the 2011 quarter were due to increased third-party sales of ethylene.  Operating profit was also higher in the third quarter of 2011 due to the prospective change in transfer pricing described above.

Nine Months Ended September 30, 2011 Versus Nine Months Ended September 30, 2010

Joffre Olefins reported operating profit of $667 million in the nine months ended September 30, 2011, up from $286 million in the same period of 2010.  The improvement in operating profit was primarily due to higher selling prices.  Industry average prices for ethylene were 20% higher in the first nine months of 2011 compared to the first nine months of 2010.  Operating profit was also higher in the first nine months of 2011 due to the prospective change in transfer pricing described above.

Corunna Olefins

Third Quarter 2011 Versus Third Quarter 2010

Corunna Olefins reported operating profit of $80 million in the third quarter of 2011, compared to operating profit of $8 million in the third quarter of 2010.  The improvement in operating profit was primarily due to higher selling prices of ethylene and co-products, partially offset by higher feedstock costs. In the third quarter of 2011, industry average prices for propylene were 36% higher than in the third quarter of 2010, due to higher feedstock costs and tight supply/demand dynamics in North America.

Beginning in mid-September we performed a maintenance turnaround on our Corunna cracker.  We completed all planned work per our schedule.  During the restart we identified an operating issue which requires additional work on the olefins unit.  We are in the process of correcting it and anticipate a modest delay relative to our original schedule.

During the third quarter of 2011, we entered into several agreements for long-term ethane supply from the Marcellus Shale Basin, transportation of ethane into Sarnia, Ontario, and related storage.  During the turnaround we installed the initial required tie-ins for the cracker revamp.  With these tie-ins we should not require another shutdown to begin using ethane from our new sources beginning by the end of 2013.

Nine Months Ended September 30, 2011 Versus Nine Months Ended September 30, 2010

Corunna Olefins reported operating profit of $222 million in the nine months ended September 30, 2011, compared to $121 million in the nine months ended September 30, 2010.  The improvement in operating profit was primarily due to selling prices increasing more than feedstock costs.  In the first nine months of 2011, average co-product prices increased over 30% compared to the first nine months of 2010.  In the first nine months of 2011, industry average prices for propylene were more than 30% higher than in the first nine months of 2010.

Polyethylene

Third Quarter 2011 Versus Third Quarter 2010

The Polyethylene segment reported an operating loss of $39 million in the third quarter of 2011, down from an operating profit of $54 million in the third quarter of 2010.  Higher sales prices were more than offset by higher raw material costs, while volume was consistent.  In addition, operating profit was lower in the third quarter of 2011 due to the prospective change in transfer pricing described above.

We completed planned maintenance outages at our Advanced SCLAIRTECHTM technology polyethylene facility and all of our Eastern Canadian polyethylene facilities between September and the beginning of November.  The units have restarted or will restart upon receipt of ethylene from the Corunna cracker.  In the interim, we have sufficient polyethylene inventory so that we anticipate no meaningful customer impact.

The average North American industry linear-low density polyethylene butene liner price was 71¢ per pound in the third quarter of 2011, higher than the 61¢ per pound average for the third quarter of 2010, according to Townsend Polymer Services and Information (“TPSI”).

Nine Months Ended September 30, 2011 Versus Nine Months Ended September 30, 2010

The Polyethylene segment reported operating profit of $110 million in the nine months ended September 30, 2011, down from operating profit of $176 million in the nine months ended September 30, 2010.  Operating profit was reduced in the first nine months of 2011 by the prospective change in transfer pricing described above.  Excluding the effect of the change in transfer price, margins increased in the first nine months of 2011 as compared to the first nine months of 2010.

Polyethylene sales volume was 2,324 million pounds in the first nine months of 2011, which was lower than the 2,371 million pounds sold during the same period of 2010, primarily due to planned maintenance turnaround activities.  The average North American industry linear-low density polyethylene butene liner price was 72¢ per pound in the nine months ended September 30, 2011, higher than the 64¢ per pound average in the nine months ended September 30, 2010, according to TPSI.

PERFORMANCE STYRENICS

Financial Highlights from Continuing Operations

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Revenue	$87	$75	$247	$229

Depreciation and amortization	$1	$2	$2	$3

Operating profit (1)	$1	$2	$6	$2

Capital spending	$1	$2	$3	$3

Sales volumes (millions of pounds) (2)	62	69	192	199

(1)   See Supplemental Measures.

(2)   Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Nine Month Average
(U.S. dollars per pound)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Styrene Monomer	$0.73	$0.55	$0.75	$0.63
Expandable Polystyrene	$1.04	$0.88	$1.03	$0.91

(1)   Source:  CMAI.  Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Third Quarter 2011 Versus Third Quarter 2010

The Performance Styrenics segment reported an operating profit from continuing operations of $1 million in the third quarter of 2011 compared to an operating profit from continuing operations of $2 million in the third quarter of 2010.  The decline in the third quarter of 2011 was primarily due to feedstock costs increasing more than sales prices and lower sales volumes.

In the third quarter of 2011, polymer sales volumes decreased by 11% compared to the third quarter of 2010 due to a decrease in demand for expandable polystyrene products.

Nine Months Ended September 30, 2011 Versus Nine Months Ended September 30, 2010

The Performance Styrenics segment reported an operating profit from continuing operations of $6 million in the nine months ended September 30, 2011, compared to an operating profit from continuing operations of $2 million in the nine months ended September 30, 2010.  The improvement in the first nine months of 2011 was primarily due to reductions in operating expenses.

Assets Held for Sale and Discontinued Operations

We initially anticipated that the sale of our SYNTHEON portfolio of businesses would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed.  Management has since developed a revised formal plan and is actively marketing to sell SYNTHEON, and, therefore, SYNTHEON continues to be classified as a disposal group held for sale.

CORPORATE

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Corporate operating costs	$(31)	$(31)	$(86)	$(97)
Mark-to-market feedstock derivatives (1)	10	7	19	(13)
Foreign exchange (loss) gain	(11)	4	(4)	3
Depreciation and amortization	(2)	(2)	(7)	(6)
Operating loss from continuing operations (2)	$(34)	$(22)	$(78)	$(113)

(1)   We are required to record on the statement of financial position the market value of open derivative positions which do not qualify for hedge accounting treatment.  The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period.  These mark-to-market adjustments are recorded in the feedstock and operating costs line on the consolidated income statements and as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.

(2)   See Supplemental Measures.

Corporate Operating Costs

Corporate operating costs during the third quarter of 2011 were consistent with the third quarter of 2010.  Corporate operating costs during the nine months ended September 30, 2011, were $11 million lower than the same period in 2010, primarily due to reduced consulting expenses and miscellaneous general and administrative costs.

Mark-to-Market Feedstock Derivatives

The mark-to-market value of our open feedstock positions increased during the third quarter of 2011, resulting in an unrealized gain of $10 million ($7 million after-tax). The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. From time to time, our portfolio also includes trades to re-price feedstock inventory.  During the third quarter of 2011, we locked in gains on all of our propane and butane positions due to mature in the fourth quarter of 2011 by entering into off-setting trades.  A $12 million gain will be realized on settlement in the fourth quarter of 2011.  During the third quarter of 2010, we recorded an unrealized gain of $7 million ($5 million after-tax).

Foreign Exchange (Loss) Gain

Foreign exchange gains and losses are included on the feedstock and operating costs line in the consolidated income statements.

Foreign exchange losses in the third quarter of 2011 are primarily a result of a weakening Canadian dollar on working capital balances and a weakening Euro on a Euro denominated note receivable.

In January 2010, we entered into a series of foreign currency forwards to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards locked in repayment of these notes at U.S. $237 million. Upon payment of the debt and the unwinding of the forward contracts in August 2010, the forwards substantially offset the foreign exchange exposure on the Canadian $250 million 7.85% notes for the three and nine months ended September 30, 2010, with the remaining foreign exchange gains for the periods recognized on working capital and cash positions.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	Sep. 30 2011	Dec. 31 2010
Long-term debt due within one year (1)	$581	$10
Long-term debt	1,154	1,685
Less: cash and cash equivalents (2)	(874)	(306)
Total debt, net of cash and cash equivalents	$861	$1,389
Total equity	$2,426	$1,971

Quarterly decrease in debt, net of cash (3)	$364	$61

(1)   At September 30, 2011, includes our $400 million 6.5% notes and drawn amounts on the accounts receivable securitization programs.

(2)   Does not include cash of disposal group classified as held for sale.

(3)   Benchmarked against the previous applicable quarter.

Liquidity

We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents.  NOVA Chemicals’ total liquidity at the end of the third quarter of 2011 was $1,423 million, an increase of $441 million from total liquidity of $982 million at the end of 2010.

We have $400 million 6.5% notes due in January 2012.  We intend to retire these notes from available liquidity.

We have three revolving credit facilities totaling $565 million as of September 30, 2011 (four totaling $695 million as of December 31, 2010).  As of September 30, 2011 and December 31, 2010, we had utilized $16 million and $19 million of our revolving credit facilities, respectively.  On March 20, 2011, one of our $100 million senior unsecured bilateral credit facilities expired undrawn and was not extended.  On September 20, 2011, our $30 million unsecured bilateral credit facility expired undrawn and was not extended.

On October 18, 2011, the maturity date of our $425 million senior secured revolving credit facility was extended to December 17, 2015.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  The programs each allow for a maximum funding of $100 million and expire in February 2012.  We intend to continue with accounts receivable securitization programs beyond the current expiration date.  The combined balances under the programs as of September 30, 2011 and December 31, 2010, were $184 million and $154 million, respectively.  We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.  At September 30, 2011, the combined balances under the programs are included in long-term debt due within one year.

Our $425 million senior secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12-month basis and a debt-to-capitalization ratio not to exceed 60%.  We were in compliance with these covenants at September 30, 2011.

Inflows and Outflows of Cash

During the third quarter of 2011, we generated $453 million in cash from operating activities from continuing operations.  Funds from operations were $298 million; however, non-cash working capital decreased by $153 million during the quarter.  The decrease in non-cash working capital was primarily due to decreased inventory volumes as we executed planned maintenance turnarounds.  Capital expenditures and turnaround costs totaled $63 million for the third quarter.  During the third quarter of 2011, we finalized estimates for all but one of the remaining pension liabilities related to the sale of our interest in the former INEOS NOVA joint venture and received net proceeds from an affiliate of INEOS Group Ltd. of $3 million.  The net increase in cash and cash equivalents for the third quarter of 2011 was $378 million.

Feedstock Derivative Positions

We maintain a derivatives program to manage risk associated with our feedstock purchases.  In the third quarters of 2011 and 2010, we recorded no net after-tax gain or loss on realized positions.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.  See Mark-to-Market Feedstock Derivatives above for more details.

International Financial Reporting Standards

Transition from Canadian GAAP to IFRS

For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian GAAP.  Beginning January 1, 2011, we started preparing our unaudited interim condensed consolidated financial statements in accordance with IAS 34.  The unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2011 have been prepared in accordance with IAS 34.  All comparative figures have been restated to be in accordance with IFRS unless specifically noted otherwise.

While IFRS uses a framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures.  In our MD&A included in our annual report on Form 20-F for 2010, we disclosed the significant impacts on transition to IFRS.  These impacts are consistent with the impacts disclosed in Note 13 of the September 30, 2011 unaudited interim condensed consolidated financial statements.

The adoption of IFRS resulted in changes to the consolidated statements of financial position, statements of income and statements of comprehensive income.  In preparing our March 31, 2011 unaudited interim condensed consolidated financial statements, our opening statement of financial position was prepared at January 1, 2010, our date of transition to IFRS.  Note 13 of the September 30, 2011 unaudited interim condensed consolidated financial statements provides a reconciliation from Canadian GAAP to IFRS and explains the principal adjustments we made in restating our Canadian GAAP statement of financial position as at September 30, 2010 and our previously published Canadian GAAP consolidated statements of income and comprehensive income for the three and nine months ended September 30, 2010.

IFRS 1 — First Time Adoption of International Financial Reporting Standards

IFRS 1 allows first-time adopters of IFRS certain optional exemptions from retrospective application of certain IFRS standards.  In our MD&A included in our annual report on Form 20-F for 2010, we disclosed the optional exemptions available under IFRS 1 that we expected to elect on transition to IFRS. These elections are consistent with the elections taken as disclosed in the notes to the March 31, 2011 unaudited interim condensed consolidated financial statements.

Anticipated Changes to IFRS — Leases

In August 2010, as part of the global convergence project, the International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”) issued a joint exposure draft proposing that lessees would be required to recognize all leases on the statement of financial position.  Such standard, if adopted as proposed, would result in a significant increase in total assets and liabilities on our statement of financial position.  The IASB and FASB currently expect to issue a final standard in 2012.

Summary Quarterly Financial Information (1)

	2011			2010				2009
(millions of U.S. dollars)	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31

Revenue	$1,448	$1,392	$1,299	$1,170	$1,072	$1,244	$1,090	$841
Operating profit from continuing operations (2)	$254	$348	$261	$132	$118	$207	$140	$84
Profit	$150	$225	$163	$63	$58	$46	$96	$17

(1)   The 2010 selected Summary Quarterly Financial Information is derived from our consolidated financial statements prepared in accordance with Canadian GAAP with necessary adjustments to IFRS.  Prior to 2010, our consolidated financial statements were prepared in accordance with Canadian GAAP.

(2)   See Supplemental Measures.

Changes in Profit

(millions of U.S. dollars)	Q3 2011 Compared to Q3 2010	First Nine Months 2011 Compared to First Nine Months 2010
Higher operating margin (1)	$135	$380
Higher research and development	(1)	—
(Higher) lower sales and marketing	(1)	2
Lower general and administrative	3	16
Lower finance costs, net	5	22
Lower other losses, net	—	29
Higher income tax expense	(39)	(105)
Lower profit from discontinued operations	(10)	(6)
Increase in profit	$92	$338

(1)   Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Profit increased during the third quarter and first nine months of 2011 as compared to the third quarter and first nine months of 2010 primarily due to an increase in margins as higher selling prices more than offset the increase in feedstock costs.

General and administrative expenses decreased during the third quarter and first nine months of 2011 as compared to the same periods of 2010 primarily due to reductions in consulting expenses and miscellaneous general and administrative costs.

Finance costs, net, were lower during the third quarter of 2011 as compared to the third quarter of 2010 primarily due to the maturity and repayment of the Canadian $250 million 7.85% notes in August 2010 and a decrease in finance costs on our revolving credit facilities.  Finance costs, net, during the first nine months of 2011 were $22 million lower as compared to the first nine months of 2010 due the termination and repayment of the $75 million total return swap in March 2010, the maturity and repayment of the Canadian $250 million 7.85% notes in August 2010, and a decrease in finance costs on our revolving credit facilities.

For the third quarter of 2011, other losses, net, were consistent with the third quarter of 2010.  Other losses, net, were lower for the first nine months of 2011 as compared to the first nine months of 2010 due to the provision for the Dow patent litigation, which was recognized in the second quarter of 2010, offset by an arbitration award accrued during the first quarter of 2010 related to an insurance claim involving our Corunna facility that dated back to 2005.

Income tax expense was higher in the third quarter and first nine months of 2011 as compared to the same periods of 2010 due to the increase in profit before income taxes from continuing operations.

Supplemental Measures

We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.  We believe that certain non-GAAP financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance.  Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators.  These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

•  Operating Profit From Continuing Operations — profit from continuing operations before finance costs, net, income taxes and other gains and losses.  This measure assists readers in analyzing our profit from continuing operations.

(millions of U.S. dollars)	Three Months Ended		Nine Months Ended
Reconciliation of operating profit from continuing operations to profit for the period	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Operating profit from continuing operations	$254	$118	$863	$465
Finance costs, net	(41)	(46)	(125)	(147)
Other losses, net	(6)	(6)	(15)	(44)
Income tax expense	(57)	(18)	(193)	(88)
Profit from continuing operations	150	48	530	186
Profit from discontinued operations, net of tax	—	10	8	14
Profit for the period	$150	$58	$538	$200

•  Operating Profit from the Businesses from Continuing Operations — represents operating profit from continuing operations from the Olefins/Polyolefins and Performance Styrenics business units.  This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•  Senior Debt-to-Cash Flow — equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our financial covenant.

•  Consolidated Cash Flow — equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling twelve months.  This measure is provided to assist readers in calculating our Senior Debt to Cash Flow financial covenant.

•  Debt-to-Capitalization — equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

•  Net Consolidated Debt — equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

•  Consolidated Shareholder’s Equity — equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

NOVA Chemicals Corporation

Notice of Disclosure of Non-auditor Review of Interim Financial Statements for the periods ended September 30, 2011 and 2010

The accompanying unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the interim periods ended September 30, 2011 and 2010, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are the responsibility of the Company’s management.

Our independent auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Dated this 9th day of November, 2011.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements

		Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Notes	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Revenue		$1,448	$1,072	$4,139	$3,406

Feedstock and operating costs		1,140	899	3,119	2,766
Research and development		10	9	29	29
Sales and marketing		7	6	21	23
General and administrative		37	40	107	123
		1,194	954	3,276	2,941
Operating profit from continuing operations		254	118	863	465
Finance costs, net	5	(41)	(46)	(125)	(147)
Other losses, net		(6)	(6)	(15)	(44)
		(47)	(52)	(140)	(191)
Profit before income taxes from continuing operations		207	66	723	274
Income tax expense	6	(57)	(18)	(193)	(88)
Profit from continuing operations		150	48	530	186
Profit from discontinued operations, net of tax	7	—	10	8	14
Profit for the period		$150	$58	$538	$200

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

		Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Notes	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Profit for the period		$150	$58	$538	$200

Exchange differences on translation of foreign operations from continuing operations		2	5	2	(5)
Exchange differences on translation of foreign operations from discontinued operations		(2)	2	(1)	2
Recycled to income statement on disposal of foreign operations		—	—	(5)	—
		—	7	(4)	(3)

Actuarial losses arising from post-employment benefit obligations	3	(96)	(5)	(103)	(3)
Income tax effect		22	1	24	1
		(74)	(4)	(79)	(2)
Other comprehensive (loss) income for the period, net of tax		(74)	3	(83)	(5)
Total comprehensive income for the period, net of tax		$76	$61	$455	$195

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Financial Position

(unaudited, millions of U.S. dollars)	Notes	Sep. 30 2011	Dec. 31 2010
Assets
Current assets
Cash and cash equivalents		$874	$306
Trade and other receivables		471	477
Inventories		586	450
Income taxes receivable		36	48
Restricted cash	12	85	—
Other current assets		52	57
		2,104	1,338
Assets held for sale	7	22	81
		2,126	1,419

Intangible assets		441	465
Restricted cash	12	—	85
Other non-current assets		78	85
Deferred tax asset		45	65
Property, plant and equipment	8	3,407	3,456
		$6,097	$5,575
Liabilities and Equity
Current liabilities
Trade and other payables		$306	$334
Other current liabilities		92	125
Income taxes payable		73	67
Provisions	10	109	5
Long-term debt due within one year	9	581	10
		1,161	541
Liabilities associated with assets held for sale	7	7	4
		1,168	545

Long-term debt	9	1,154	1,685
Other non-current liabilities		40	43
Defined benefit plan deficit	3	394	322
Provisions	10	102	193
Deferred tax liability		813	816
		3,671	3,604
Equity
Issued capital		861	861
Foreign currency translation reserve		(2)	2
Retained earnings		1,567	1,108
		2,426	1,971
		$6,097	$5,575

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(unaudited, millions of U.S. dollars)	Issued capital	Retained earnings	Foreign currency translation reserve	Total equity

At January 1, 2010	$861	$904	$5	$1,770
Profit for the period	—	96	—	96
Other comprehensive loss	—	(4)	(5)	(9)
Total comprehensive income (loss)	—	92	(5)	$87
At March 31, 2010	$861	$996	—	$1,857
Profit for the period	—	46	—	46
Other comprehensive income (loss)	—	6	(5)	1
Total comprehensive income (loss)	—	52	(5)	$47
At June 30, 2010	$861	$1,048	(5)	$1,904
Profit for the period	—	58	—	58
Other comprehensive (loss) income	—	(4)	7	3
Total comprehensive income	—	54	7	$61
At September 30, 2010	$861	$1,102	2	$1,965

At January 1, 2011	$861	$1,108	$2	$1,971
Profit for the period	—	163	—	163
Other comprehensive loss	—	(4)	(3)	(7)
Total comprehensive income (loss)	—	159	(3)	$156
At March 31, 2011	$861	$1,267	$(1)	$2,127
Profit for the period	—	225	—	225
Other comprehensive loss	—	(1)	(1)	(2)
Total comprehensive income (loss)	—	224	(1)	$223
At June 30, 2011	$861	$1,491	$(2)	$2,350
Profit for the period	—	150	—	150
Other comprehensive loss	—	(74)	—	(74)
Total comprehensive income	—	76	—	$76
At September 30, 2011	$861	$1,567	$(2)	$2,426

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Operating activities
Profit before tax	$207	$76	$731	$288
Profit from discontinued operations, net of tax	—	(10)	(8)	(14)
Profit before tax from continuing operations	207	66	723	274
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation and amortization	70	69	198	188
Unrealized (gain) loss on derivatives	(10)	(7)	(19)	13
Unrealized foreign exchange loss (gain)	3	—	2	(5)
Movements in provisions and pensions	(11)	7	(20)	59
Finance costs	39	45	121	144
	298	180	1,005	673

Working capital adjustments:
Trade and other receivables	42	29	(9)	(30)
Inventories	131	37	(132)	117
Other current assets	16	(18)	17	(8)
Trade and other payables	(41)	(29)	(15)	(123)
Other current liabilities	5	(14)	(33)	(41)
	153	5	(172)	(85)
Changes in other non-current assets and liabilities	9	(87)	7	(68)
	162	(82)	(165)	(153)
Interest received	—	1	3	5
Income tax (payments) refunds, net	(7)	3	(124)	(14)
Cash provided by operating activities from continuing operations	453	102	719	511
Cash used in operating activities from discontinued operations	(2)	(4)	(10)	(14)
Cash provided by operating activities	451	98	709	497

Investing activities
Purchase of property, plant and equipment	(42)	(39)	(96)	(85)
Turnaround costs	(21)	(8)	(35)	(22)
Proceeds from sale of investment in joint ventures	3	—	55	—
Proceeds from disposal of property, plant and equipment	1	—	1	—
Proceeds from dissolution of other investments	—	6	5	6
Dividends received	—	1	—	1
Cash used in investing activities	(59)	(40)	(70)	(100)

Financing activities
Long-term debt repayments	—	(237)	(10)	(314)
Increase (decrease) in accounts receivable securitization funding	9	(10)	30	26
Interest paid	(23)	(33)	(91)	(115)
Cash used in financing activities	(14)	(280)	(71)	(403)

Increase (decrease) in cash and cash equivalents	378	(222)	568	(6)
Cash and cash equivalents, beginning of period	496	454	306	238
Cash and cash equivalents, end of period	$874	$232	$874	$232

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements

(unaudited, millions of U.S. dollars, unless otherwise noted)

1.              Corporate information

These unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the three and nine months ended September 30, 2011 and 2010 were authorized for issue in accordance with a resolution adopted by the audit committee of our board of directors on November 3, 2011.  NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5.  Where used in these financial statements, “NOVA Chemicals” or “the Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used.

2.              Basis of preparation and accounting policies

Basis of preparation

These unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2011 and 2010 have been prepared in accordance with IAS 34.  For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Beginning January 1, 2011, our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

The same accounting policies and methods of computation were followed in the preparation of these unaudited interim condensed consolidated financial statements as were followed in the preparation of the unaudited interim condensed consolidated financial statements for the periods ended March 31, 2011 and June 30, 2011. In addition, the unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2011 contain certain incremental annual IFRS disclosures not included in the annual financial statements for the year ended December 31, 2010 prepared in accordance with previous Canadian GAAP. Accordingly, these unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2011 should be read together with the annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with previous Canadian GAAP as well as the unaudited interim condensed consolidated financial statements for the periods ended March 31, 2011 and June 30, 2011.

Changes in accounting policies and disclosures

New and amended standards and interpretations

Our accounting policies adopted are consistent with those of the prior period, except for the following new and amended IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations effective as of January 1, 2011:

•                  IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment)

•                  IFRIC 24, Related Party Disclosures (Amendment)

The adoption of the standards or interpretations is described below:

IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment), is effective for annual periods beginning on or after January 1, 2011 with retrospective application. This amendment permits entities to treat the benefit of prepayments of minimum funding requirements as an asset and provides guidance on assessing the recoverable amount of a net pension asset. This amendment was adopted as of January 1, 2011 and did not have a material impact on our unaudited interim condensed consolidated financial statements.

IFRIC 24, Related Party Disclosures (Amendment), is effective for annual periods beginning on or after January 1, 2011, with retrospective application. Among other things, this amendment clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. This amendment was adopted as of January 1, 2011 and did not have an impact on our unaudited interim condensed consolidated financial statements.

Standards issued but not yet effective

Amendments to IAS 12: Deferred Tax — Recovery of Underlying Assets, amends IAS 12, Income Taxes, by creating an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. In specified circumstances, such as when the deferred tax liability or asset arises from investment property or property, plant and equipment or intangible assets, the measurement of deferred tax liabilities and assets should reflect a rebuttable presumption that the carrying amount of the underlying asset will be recovered entirely by sale. Standing Interpretations Committee (“SIC”) 21, Income Taxes—Recovery of Revalued Non-Depreciable Assets, is no longer applicable to investment properties carried at fair value. The remaining guidance from SIC 21 was added to IAS 12, which requires businesses to measure the deferred tax relating to an asset to be measured based upon the expectation that the carrying amount of the asset will be recovered by selling the asset or using it. The amendments are effective January 1, 2012.  We do not expect the application of the revised standard to have an impact on our consolidated financial statements.

In January 2011, the International Accounting Standards Board (“IASB”) amended IFRS 7, Financial Instruments: Disclosures.  The amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.  The amendment relates to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity’s financial position. We are currently evaluating the impact of adopting this amended standard.

IFRS 9, Financial Instruments: Classification and Measurement, as issued, reflects the first phase of the IASB work on the replacement of IAS 39, Financial Instruments. In subsequent phases, the IASB will address hedge accounting and derecognition. IFRS 9 introduces new requirements for the classification and measurement of financial assets and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The adoption of this standard will have an effect on the classification and measurement of our financial assets and financial liabilities. We are currently evaluating the impact and will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

In May 2011, the IASB issued several standards, all of which are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted:

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in SIC 12, Consolidation — Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This standard also provides additional guidance to assist in the determination of control where this is difficult to assess. We are currently evaluating the impact of adopting this standard.

IFRS 11, Joint Arrangements, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring a single method (the equity method) to account for interests in joint ventures.  In conjunction with the issuance of IFRS 11, IAS 28, Investments in Associates and Joint Ventures, was amended. An entity should apply IFRS 11 to determine the type of joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity should recognize an investment and account for it using the equity method in accordance with IAS 28 (as amended in 2011), unless the entity is exempt from applying the equity method as specified in the standard. We are currently evaluating the impact of adopting this standard and amendment.

IFRS 12, Disclosure of Interests in Other Entities, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  IFRS 12 will require an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows.  We are currently evaluating the impact of adopting this standard.

IFRS 13, Fair Value Measurement, provides new guidance on fair value measurement and disclosure requirements. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements. We are currently evaluating the impact of adopting this standard.

In June 2011, the IASB issued the following amended standards:

IAS 19, Employee Benefits, prescribes the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 will provide investors and other users of financial statements with a better understanding of an entity’s obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flow.  Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the ‘corridor method’, and further aligns IFRS with Generally Accepted Accounting Principles in the United States (“US GAAP”).  The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.  We are currently evaluating the impact of adopting this amended standard.

IAS 1, Presentation of Financial Statements, was amended to improve the quality of the presentation of other comprehensive income (“OCI”) and align the presentation of OCI in financial statements prepared in accordance with IFRS with those prepared in accordance with US GAAP. The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.  We are currently evaluating the impact of adopting this amended standard.

3.              Significant accounting judgments, estimates and assumptions

The preparation of our unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.  Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Except as described below, the judgments, estimates and assumptions applied in the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2011, including the key sources of estimation uncertainty were the same as those applied in our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2011.

Pension benefits

The cost and obligations for the defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases. Due to the complexity of the valuation, the underlying assumptions and their long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Also, given the allocation of assets, the market value of the plans’ assets are sensitive to changes in capital markets.  All significant assumptions and asset values are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or projected cash flows of our pension obligations.  The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.

Given the significant decrease in equity values and interest rates during the third quarter of 2011, management decreased the discount rates used in determining pension and post retirement obligations and applied actual asset values as of September 30, 2011.  These changes increased our defined benefit plan deficit by $112 million and decreased other comprehensive income and equity by $86 million.

4.              Segmented information

The following tables provide information for each reportable operating segment.

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Revenue
Joffre Olefins	$550	$327	$1,483	$1,121
Corunna Olefins	680	435	1,980	1,492
Polyethylene	563	480	1,648	1,473
Performance Styrenics	87	75	247	229
Eliminations	(432)	(245)	(1,219)	(909)
	$1,448	$1,072	$4,139	$3,406

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Operating profit (loss) from continuing operations
Joffre Olefins	$275	$68	$667	$286
Corunna Olefins	80	8	222	121
Polyethylene	(39)	54	110	176
Performance Styrenics	1	2	6	2
Corporate	(34)	(22)	(78)	(113)
Eliminations	(29)	8	(64)	(7)
Total operating profit from continuing operations	$254	$118	$863	$465
Finance costs, net	(41)	(46)	(125)	(147)
Other losses, net	(6)	(6)	(15)	(44)
Profit before income taxes from continuing operations	$207	$66	$723	$274

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Depreciation and amortization
Joffre Olefins	$36	$37	$107	$108
Corunna Olefins	7	5	17	15
Polyethylene	24	23	65	56
Performance Styrenics	1	2	2	3
Corporate	2	2	7	6
	$70	$69	$198	$188

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Capital Spending
Joffre Olefins	$8	$7	$19	$13
Corunna Olefins	16	6	38	15
Polyethylene	17	24	36	54
Performance Styrenics	1	2	3	3
	$42	$39	$96	$85

(unaudited, millions of U.S. dollars)	Sep. 30 2011	Dec. 31 2010
Assets
Joffre Olefins	$2,413	$2,503
Corunna Olefins	565	488
Polyethylene	1,699	1,589
Performance Styrenics	90	95
Corporate	1,418	925
Eliminations	(88)	(25)
	$6,097	$5,575

5.              Finance costs

	Three Months Ended		Nine Months Ended
Components of finance costs (unaudited, millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Interest on long-term debt	$35	$39	$106	$123
Interest on securitizations and other	5	6	19	24
Accretion of decommissioning provisions	1	1	3	3
Finance costs	41	46	128	150
Finance income	—	—	(3)	(3)
Finance costs, net	$41	$46	$125	$147

6.              Income taxes

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Profit before income taxes from continuing operations	$207	$66	$723	$274
Statutory income tax rate	26.5%	28.0%	26.5%	28.0%
Computed income tax expense	$54	$18	$191	$77
Increase (decrease) in taxes resulting from:
Permanent difference on capital gains and losses	—	(1)	—	5
Foreign tax rates	2	1	2	2
Increase in unrecognized loss carryforwards	2	—	1	5
Other	(1)	—	(1)	(1)
Income tax expense	$57	$18	$193	$88

The major components of income tax expense in the unaudited interim consolidated income statements are:

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Income taxes
Current income tax expense	$61	$14	$169	$79
Deferred income tax (recovery) expense	(4)	4	24	9
Income tax expense	57	18	193	88
Income tax recovery recognized in other comprehensive income	(22)	(1)	(24)	(1)
Total income taxes	$35	$17	$169	$87

7.              Assets and liabilities held for sale and discontinued operations

On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. (“INEOS”) providing for the sale of our 50% interest in the INEOS NOVA joint venture.  The negotiated sale price was subject to several deductions.  Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture’s net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities.

The sale closed on February 28, 2011.  At closing we received approximately $65 million (€47 million).  During the third quarter of 2011, we finalized estimates for all but one of the remaining pension liabilities and received net proceeds from INEOS of $3 million, resulting in net proceeds on the sale totaling $55 million during the nine months ended September 30, 2011.  This amount does not represent our final net proceeds from the sale, because one of the pension liabilities which was estimated as of closing has not been finalized.  The final determination of this liability is not expected to be completed until necessary regulatory approval is received, at which time the proceeds will again be adjusted.  We recognized an additional gain on the sale of $3 million during the third quarter of 2011, for a total loss of $1 million for the nine months ended September 30, 2011.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of December 31, 2010.

During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction business, collectively known as SYNTHEON.  The SYNTHEON portfolio of businesses, which is part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and the 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures).  Also included in the proposed sale was intellectual property relating to both the building and construction products and Elemix® concrete additive.  We initially anticipated that the sale would be completed in 2010, however negotiations with the intended acquirer ended without a sale being completed.  Management has since developed a revised formal plan and is actively marketing to sell SYNTHEON and, therefore, SYNTHEON continues to be classified as a disposal group held for sale.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of September 30, 2011 and December 31, 2010.

Summarized financial information for our 50% interest in the former INEOS NOVA joint venture (“INJV”) and SYNTHEON are presented below:

(unaudited, millions of U.S. dollars)	Three Months Ended Sep. 30, 2011			Three Months Ended Sep. 30, 2010			Nine Months Ended Sep. 30, 2011			Nine Months Ended Sep. 30, 2010
	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total

Revenues	$—	$5	$5	$—	$3	$3	$—	$13	$13	$—	$10	$10

(Loss) profit from discontinued operations, before tax	$—	$(3)	$(3)	$16	$(6)	$10	$22	$(9)	$13	$24	$(11)	$13
Gain (loss) on disposal, before tax	3	—	3	—	—	—	(1)	—	(1)	—	—	—
Income tax (expense) recovery	—	—	—	—	—	—	(4)	—	(4)	1	—	1
Profit (loss) from discontinued operations, net of tax	$3	$(3)	$—	$16	$(6)	$10	$17	$(9)	$8	$25	$(11)	$14

	Sep. 30, 2011			Dec. 31, 2010
(unaudited, millions of U.S. dollars)	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total

Current assets
Cash and cash equivalents	$—	$2	$2	$—	$3	$3
Trade and other receivables	—	5	5	—	2	2
Inventories	—	2	2	—	2	2
Income taxes receivable	—	—	—	—	1	1
Other current assets	—	2	2	—	2	2
	—	11	11	—	10	10
Investments in joint ventures	—	3	3	58	4	62
Property, plant and equipment	—	8	8	—	9	9
Assets held for sale	$—	$22	$22	$58	$23	$81

Current liabilities
Trade and other payables	$—	$7	$7	$—	$4	$4
	—	7	7	—	4	4
Liabilities associated with assets held for sale	$—	$7	$7	$—	$4	$4

8.              Property, plant and equipment

Acquisitions and disposals

During the three months ended September 30, 2011, we had capital expenditures (including turnaround costs) of $63 million.  Additions to buildings, structures and production plants were $55 million, including transfers of $15 million from assets under construction.  Additions for assets under construction, net of transfers, were $8 million.

During the nine months ended September 30, 2011, we had capital expenditures (including turnaround costs) of $131 million.  Additions to buildings, structures and production plants were $101 million, including transfers from assets under construction of $37 million.  Additions for assets under construction, net of transfers, were $30 million.

Disposed assets (other than those classified as held for sale) during the three and nine months ended September 30, 2011 were not material.

See Note 12 for capital commitments.

9.              Long-term debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		Sep. 30 2011	Dec. 31 2010
Revolving credit facilities	2013 - 2015	(1)	$—	$—
Unsecured debentures and notes
$400	2012	(2)	397	389
$400	2013	(2)	365	355
$350	2016	(2)	342	341
$350	2019	(2)	341	340
$100	2025	(2)	77	76
			$1,522	$1,501
Accounts receivable securitization programs	2012		184	154
Other debt	2011-2020		29	40
Total			$1,735	$1,695
Less long-term debt due within one year			(581)	(10)
Long-term debt			$1,154	$1,685

(1)          As of September 30, 2011, three facilities totaling $565 million:  $425 million due November 17, 2013, $40 million due September 20, 2013 and $100 million due September 20, 2015.

(2)          Callable at the option of the Company at any time.

We have three revolving credit facilities totaling $565 million as of September 30, 2011 (four totaling $695 million as of December 31, 2010).  As of September 30, 2011 and December 31, 2010, we had utilized $16 million and $19 million of our revolving credit facilities, respectively.  On March 20, 2011, one of our $100 million senior unsecured bilateral credit facilities expired undrawn and was not extended. On September 20, 2011, our $30 million unsecured bilateral credit facility expired undrawn and was not extended.

On October 18, 2011, the maturity date of our $425 million senior secured revolving credit facility was extended to December 17, 2015.

In April 2011, we repaid a capital lease obligation of $9 million included in other debt in the above table.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  The programs each allow for a maximum funding of $100 million and expire in February 2012.  The combined balances under the programs as of September 30, 2011 and December 31, 2010, were $184 million and $154 million, respectively.  At September 30, 2011, the combined balances under the programs are included in long-term debt due within one year.

Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12-month basis and a debt to capitalization ratio not to exceed 60%.  We were in compliance with these covenants at September 30, 2011.

As of September 30, 2011, we had $43 million ($26 million as of December 31, 2010) outstanding on our standby letter of credit facility.

10.       Provisions

(unaudited, millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At January 1, 2010	$17	$86	$3	$—	$106
Additions	—	5	—	92	97
Interest expense	—	4	—	—	4
Utilized	(13)	—	—	—	(13)
Foreign exchange	—	4	—	—	4
At December 31, 2010	$4	$99	$3	$92	$198
Additions	—	—	—	14	14
Transferred from a disposal group	—	—	2	—	2
Interest expense	—	3	—	—	3
Utilized	(2)	—	—	—	(2)
Foreign exchange	—	(4)	—	—	(4)
At September 30, 2011	$2	$98	$5	$106	$211

Classified as:	Sep. 30 2011	Dec. 31 2010
Current	$109	$5
Non-current	102	193
	$211	$198

11.  Pensions and other post-retirement benefits

The total defined benefit cost related to pension benefits recognized in the three month periods ended September 30, 2011 and September 30, 2010 was $4 million and $7 million, respectively.  During the nine month periods ended September 30, 2011 and September 30, 2010, the total defined benefit cost recognized related to pension benefits was $14 million and $16 million, respectively.

The total defined benefit cost related to other post-retirement benefits recognized was $2 million for each of the three month periods ended September 30, 2011 and September 30, 2010.  During the nine month periods ended September 30, 2011 and September 30, 2010, the total defined benefit cost recognized related to other post-retirement benefits was $6 million and $7 million, respectively.

The expected long-term rate of return on plan assets is 7.0% and 7.4% for the nine months ended September 30, 2011 and September 30, 2010, respectively.

Employer Contributions

We contributed $14 million during the three month period ended September 30, 2011 and $5 million during the three month period ended September 30, 2010, to our defined benefit pension plans.  During the nine month periods ended September 30, 2011 and September 30, 2010, we contributed $47 million and $28 million, respectively, to our defined benefit pension plans.

We contributed $2 million to our defined contribution plans during each of the three month periods ended September 30, 2011 and September 30, 2010.  During the nine month periods ended September 30, 2011 and September 30, 2010, we contributed $8 million and $7 million, respectively, to our defined contribution plans.

For the year ending December 31, 2011, funding for the defined benefit plans is expected to range between $60 and $70 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. Contributions to defined contribution plans for the year ending December 31, 2011 are expected to be $11 million.

12.  Commitments and contingencies

We are involved in litigation from time-to-time in the ordinary course of business. Among these items is a claim by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million. Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. This litigation is in its early stages and no amount has been accrued as of September 30, 2011 with respect to this claim.

In 2005, the Dow Chemical Company (“Dow Chemical”) filed a complaint against us for alleged patent infringement. The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical’s standing in the case, the short unexpired term of the patents and the possibility that we will prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical’s motion for a permanent injunction. Accordingly, the court’s order permits us to sell the alleged infringing grades of the SURPASS resin to existing customers in the United States.

We have appealed the verdict to the Court of Appeals for the Federal Circuit in Washington, D.C. on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million, which is reported as restricted cash on the consolidated statements of financial position.  Oral arguments for the appeal were heard on October 4, 2011.  We expect a decision during the first quarter of 2012.

The patents at issue in the U.S. patent litigation expired on October 15, 2011.  No accruals, beyond that date, on the sales of the alleged infringing grades of SURPASS resin in the United States will be required.  As of September 30, 2011, $106 million has been accrued with respect to this claim, which represents the $76 million award plus $30 million based on sales and interest through September 30, 2011, as disclosed in Note 10.  We continue to report both the provision and restricted cash as current on the consolidated statement of financial position as of September 30, 2011.

In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. We filed our statement of defense and counterclaim in March 2011.  In April 2011, the Court ordered the trial to commence in January 2013.  As this litigation is still in its early stages, no amount has been accrued as of September 30, 2011 with respect to this claim.

Capital commitments

At September 30, 2011, we had capital commitments of $55 million primarily relating to various sustaining capital projects.

Other commitments

During the third quarter of 2011, we entered into a number of key agreements that support the revamp of our Corunna cracker to utilize up to 100% NGL feedstock, including a transportation service agreement with Sunoco Pipeline L.P. for the transportation of ethane feedstock from the Marcellus Shale Basin into the Sarnia, Ontario region and definitive agreements for long-term ethane supply from the Marcellus Shale Basin with Caiman Energy, LLC and a wholly-owned subsidiary of Range Resources Corporation.  In addition, we entered into a storage and handling facilities agreement for exclusive storage capacity of up to 525,000 barrels of liquid hydrocarbons.

13.  Changes in accounting principles — transition to IFRS

For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian GAAP.  Beginning January 1, 2011, we started preparing our unaudited interim condensed consolidated financial statements in accordance with IAS 34.

Accordingly, we have prepared our unaudited interim condensed consolidated financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011.  In preparing these unaudited interim condensed consolidated financial statements, our opening statement of financial position was prepared at January 1, 2010, our date of transition to IFRS.  This note explains the principal adjustments we made in restating our Canadian GAAP consolidated statement of financial position as at September 30, 2010 and our previously published Canadian GAAP consolidated statements of income and comprehensive income for the three and nine months ended September 30, 2010.  The significant difference in our consolidated statement of cash flows under IFRS is classifying interest paid in financing activities and income taxes paid, net of refunds in operating activities.  Under Canadian GAAP these items were included as supplemental disclosures.

Reconciliation of equity as at September 30, 2010

		Presentation Reclassifications				Re-measurement Adjustments
(unaudited, millions of U.S. dollars)	Canadian GAAP	Notes	Equity method	Held for sale	Other (see notes)	ARO	SPE	Employee benefits	De- recognition	Push- down acctg	Other	IFRS

ASSETS
Current Assets
Cash and cash equivalents	$276		$(47)	$—	$—	$—	$3	$—	$—	$—	$—	$232
Trade and other receivables	401	A,B	(76)	—	(73)	—	13	—	148	—	—	413
Inventories	487		(112)	—	—	—	—	—	—	—	—	375
Income taxes receivable	—	A	—	—	53	—	—	—	—	—	—	53
Other current assets	42	B,C	—	—	8	—	(1)	—	—	—	—	49
Deferred tax asset	2	E	—	—	(2)	—	—	—	—	—	—	—
	1,208		(235)	—	(14)	—	15	—	148	—	—	1122
Assets held for sale	19	D	—	(6)	9	—	—	—	—	—	—	22
	1,227		(235)	(6)	(5)	—	15	—	148	—	—	1,144
Intangible assets	473		—	—	—	—	—	—	—	—	—	473
Restricted cash	85		—	—	—	—	—	—	—	—	—	85
Investment in joint ventures	—		55	—	—	—	—	—	—	—	—	55
Other non-current assets	82	C	18	—	12	—	(15)	—	—	—	—	97
Deferred tax asset	58	E	(1)	—	2	—	—	—	—	—	—	59
Property, plant and equipment	3,512		(17)	—	—	—	—	—	—	—	—	3,495
Assets held for sale	10	D	—	(1)	(9)	—	—	—	—	—	—	—
	$5,447		$(180)	$(7)	$—	$—	$—	$—	$148	$—	$—	$5,408
LIABILITIES & EQUITY
Current Liabilities
Trade and other payables	$572	A,F,G,H	$(131)	$—	$(161)	$—	—	$—	$—	$—	$—	$280
Other current liabilities	—	F	—	—	92	—	—	—	—	—	—	92
Deferred tax liability	2	E	—	—	(2)	—	—	—	—	—	—	—
Income taxes payable	—	A	—	—	47	—	—	—	—	—	—	47
Provisions	—	G	—	—	6	—	—	—	—	—	—	6
Long-term debt due within one year	11		—	—	—	—	—	—	—	—	—	11
	585		(131)	—	(18)	—	—	—	—	—	—	436
Liabilities associated with assets held for sale	11		—	(7)	—	—	—	—	—	—	—	4
	596		(131)	(7)	(18)	—	—	—	—	—	—	440

Long-term debt	1,523		—	—	—	—	—	—	148	—	—	1,671
Other non-current liabilities	508	G,H	(48)	—	(401)	—	—	(6)	—	—	2	55
Defined benefit plan deficit	—	H	—	—	285	—	—	(14)	—	—	—	271
Provisions	—	G	—	—	132	48	—	—	—	—	—	180
Deferred tax liability	831	E	(1)	—	2	(11)	—	6	—	—	(1)	826
	3,458		(180)	(7)	—	37	—	(14)	148	—	1	3,443
EQUITY
Issued capital	849		—	—	—	—	—	—	—	12	—	861
Contributed surplus	941		—	—	—	—	—	—	—	(941)	—	—
Foreign currency translation reserve	2		—	—	—	—	—	—	—	—	—	2
Retained earnings	197		—	—	—	(37)	—	14	—	929	(1)	1,102
	1,989		—	—	—	(37)	—	14	—	—	(1)	1,965
	$5,447		$(180)	$(7)	$—	$—	$—	$—	$148	$—	$—	$5,408

Notes to reconciliation of equity as at September 30, 2010

Presentation reclassifications

Equity method

IAS 31, Interests in Joint Ventures, provides that jointly controlled entities may be accounted for either by proportionate consolidation or by using the equity method.  Under Canadian GAAP, jointly controlled entities are consolidated by proportionate consolidation.  We have adopted the equity method of accounting for jointly controlled entities under IFRS. The adjustments required as at September 30, 2010 have no impact on equity.

Assets held for sale

In our consolidated statement of financial position as at September 30, 2010, assets and liabilities reported as held for sale were reclassified to current to conform with proper IFRS presentation.

Other

Other reclassifications were made in our consolidated statement of financial position as at September 30, 2010, to conform to IFRS presentation and include:

A – Income taxes receivable and payable have been reclassified to a separate line on the consolidated statement of financial position.

B – The current portion of commodity based derivatives and other recoverable taxes have been reclassified from trade and other receivables to other current assets.

C – Available for sale financial assets have been reclassified from other current assets to other non-current assets.

D – Reclassification of other amounts included as held for sale under Canadian GAAP.

E – All deferred taxes have been presented as non-current asset and liabilities.

F – Accrued interest and other accrued liabilities have been reclassified from trade and other payables to other current liabilities.

G – Provisions have been reclassified to a separate line on the consolidated statement of financial position.

H – The current and non-current portions of pension plan liabilities have been reclassified from trade and other payables and from other non-current liabilities to a separate line on the consolidated statement of financial position.

Re-measurement adjustments

ARO (Decommissioning liabilities)

Under Canadian GAAP, the discount rate used to determine the present value of our decommissioning liabilities was based on our credit adjusted risk-free rate.  IFRS requires us to use pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the liability (which we interpret to be a risk-free rate).  Measuring our decommissioning liabilities with a risk-free rate of 4.33% results in an increase in the present value of our decommissioning liabilities at September 30, 2010.

Special purpose entity (“SPE”)

Under Canadian GAAP, we were not required to consolidate NOVA Chemicals Receivable Corporation (“NCRC”), a wholly owned SPE utilized in connection with our U.S. accounts receivable securitization program.  SIC 12, Consolidation — SPEs, requires all subsidiaries to be consolidated if they are determined to be controlled.  Because all benefits of the securitization program flow- back to us, NCRC is considered to be a controlled subsidiary and therefore it must be consolidated under IFRS.  Intercompany balances have been eliminated.

Employee benefits

Under Canadian GAAP, we recognized adjustments arising from changes in assumptions and experience gains and losses in defined benefit plans based on the “corridor method”.  Under this method, if the cumulative unrecognized actuarial gains and losses exceeded 10% of the greater of the accrued obligations or plan assets at the beginning of the year, the excess was recognized as a component of pension expense on a straight line basis over the estimated average remaining service lifetime of the participating employees.  Recognition of actuarial gains and losses within the 10% corridor was deferred.  Under IFRS, we elected to recognize cumulative actuarial gains and losses (retrospectively back to July 6, 2009, the date on which we revalued all of our assets and liabilities to fair value) as an asset or liability with the offset to other comprehensive income, and recognized directly in retained earnings.  Under IFRS, actuarial gains and losses also includes foreign exchange gains and losses on translation of the respective pension liabilities.  Under Canadian GAAP, these were recognized in the consolidated income statement.

De-recognition

Although the transfer of accounts receivable under our Canadian and U.S. securitization programs comply with the standards for de-recognition under Canadian GAAP, under IAS 39, Financial Instruments, the receivables transferred to financial counterparties do not meet the de-recognition criteria.  Accordingly, the funded amounts of the programs at September 30, 2010, have been reclassified to long-term debt based on the expiry date of the programs.

Push-down accounting

We elected to use push-down accounting under Canadian GAAP (CICA 1625, Comprehensive Revaluation of Assets and Liabilities) to account for the acquisition of us by International Petroleum Investment Company (“IPIC”) on July 6, 2009.  This resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with CICA 1582, Business Combinations.  IFRS has no equivalent push-down accounting standard, however IFRS 1 does allow us to use the fair values of assets and liabilities, as determined in connection with the IPIC acquisition of us, as “deemed cost”, for the assets and liabilities that can be recognized under IFRS.  The excess of the acquisition date fair values of our identifiable asset and liabilities over the total purchase consideration (“bargain purchase”) was reclassified from contributed surplus under Canadian GAAP to retained earnings under IFRS.

Other

We have a 20% interest in the Joffre Cogeneration Facility which is accounted for as a jointly controlled asset and proportionately consolidated under both Canadian GAAP and IFRS.  Under IFRS a portion of our share of the revenues, under a cost pass-through formula that was recognized in prior periods under Canadian GAAP, must be deferred.  The deferred revenue will be recognized in income over the period in which the corresponding assets will be depreciated.  Also, at September 30, 2010, other current liabilities were adjusted to recognize a liability for future payments under a contract for maintenance service of the Joffre Cogeneration Facility’s electrical generation equipment.

Reconciliation of profit for the three months ended September 30, 2010

			Presentation Reclassifications
(unaudited, millions of U.S. dollars)	Notes	Canadian GAAP	Equity method	Other	Re- measurements	IFRS
Revenue		$1,388	$(316)	$—	$—	$1,072

Feedstock and operating costs	A	1,125	(289)	68	(5)	899
Research and development		10	(1)	—	—	9
Sales and marketing	A	—	—	6	—	6
General and administrative	A,B	53	(8)	(5)	—	40
Foreign exchange loss (gain)	A	2	—	(2)	—	—
Depreciation and amortization	A,B	68	(1)	(67)	—	—
		1,258	(299)	—	(5)	954
Operating profit from continuing operations		130	(17)	—	5	118

Finance costs, net	A	(46)	1	(1)	—	(46)
Other losses, net	A	(7)	—	1	—	(6)
		(53)	1	—	—	(52)
Profit before income taxes from continuing operations		77	(16)	—	5	66
Income tax expense		(17)	—	—	(1)	(18)
Profit for the period from continuing operations		60	(16)	—	4	48
Discontinued operations, net of tax		(6)	16	—	—	10
Profit for the period		$54	$—	$—	$4	$58

Reconciliation of profit for the nine months ended September 30, 2010

			Presentation Reclassifications
(unaudited, millions of U.S. dollars)	Notes	Canadian GAAP	Equity method	Other	Re- measurements	IFRS
Revenue		$4,359	$(953)	$—	$—	$3,406

Feedstock and operating costs	A	3,479	(896)	186	(3)	2,766
Research and development		31	(3)	1	—	29
Sales and marketing	A	—	—	23	—	23
General and administrative	A,B	169	(22)	(24)	—	123
Foreign exchange loss (gain)	A	3	(1)	(2)	—	—
Depreciation and amortization	A,B	188	(3)	(185)	—	—
		3,870	(925)	(1)	(3)	2,941
Operating profit from continuing operations		489	(28)	1	3	465

Finance costs, net	A	(148)	4	(4)	1	(147)
Other losses, net	A	(47)	—	3	—	(44)
		(195)	4	(1)	1	(191)
Profit before income taxes from continuing operations		294	(24)	—	4	274
Income tax expense		(84)	(1)	—	(3)	(88)
Profit for the period from continuing operations		210	(25)	—	1	186
Discontinued operations, net of tax		(11)	25	—	—	14
Profit for the period		$199	$—	$—	$1	$200

Reconciliation of comprehensive income as reported under Canadian GAAP to IFRS

(unaudited, millions of U.S. dollars)	Notes	Three months ended Sep. 30, 2010	Nine months ended Sep. 30, 2010
Comprehensive income as reported under Canadian GAAP		$61	$196
Differences in profit		4	1
Actuarial losses arising from post-employment benefit obligations, net of tax	C	(4)	(2)
Comprehensive income reported under IFRS		$61	$195

Equity method

IAS 31, Interests in Joint Ventures, provides that jointly controlled entities may be accounted for either by proportionate consolidation or by using the equity method.  Under Canadian GAAP, jointly controlled entities are consolidated by proportionate consolidation.  We have adopted the equity method of accounting for jointly controlled entities under IFRS.

Three months ended September 30, 2010 - Other presentation reclassifications and re-measurements

A – Other reclassification adjustments include moving accretion expense on decommissioning liabilities of $1 million from feedstock and operating costs to finance costs, net; removing sales and marketing expense of $5 million from general and administrative expense; reclassifying certain compensation-related costs totaling $3 million from general and administrative expense to feedstock and operating costs ($2 million) and sales and marketing expense ($1 million); reclassifying losses on the de-recognition of property, plant, and equipment of $1 million from other losses, net to feedstock and operating costs; and moving foreign exchange losses of $2 million and depreciation expense of $65 million from a separate line on the consolidated income statement to feedstock and operating costs.  Re-measurement adjustments include a $1 million increase in foreign currency expense on translation of decommissioning liabilities and a $6 million decrease in foreign currency expense on reclassification of foreign currency gains on translation of employee benefit liabilities from the consolidated income statement to other comprehensive income, and then directly to retained earnings.

B – Other reclassification adjustment includes moving depreciation expense of $2 million from a separate line on the consolidated income statement to general and administrative.

Nine months ended September 30, 2010 - Other presentation reclassifications and re-measurements

A – Other reclassification adjustments include moving accretion expense on decommissioning liabilities of $3 million from feedstock and operating costs to finance costs, net; removing sales and marketing expense of $23 million from general and administrative expense; reclassifying certain compensation-related costs totaling $12 million from general and administrative expense to feedstock and operating costs ($7 million), sales and marketing expense ($4 million) and research and development expense ($1 million); reclassifying losses on the de-recognition of property, plant, and equipment of $2 million from other losses, net to feedstock and operating costs; and moving foreign exchange losses of $ 2 million and depreciation expense of $178 million from a separate line on the consolidated income statement to feedstock and operating costs.  Re-measurement adjustments include a $1 million increase in foreign currency expense on translation of decommissioning liabilities, and a $3 million decrease in foreign currency expense on reclassification of foreign currency gains on translation of employee benefit liabilities from the consolidated income statement to other comprehensive income, and then directly to retained earnings.

B – Other reclassification adjustment includes moving depreciation expense of $7 million from a separate line on the consolidated income statement to general and administrative.

Reconciliation of comprehensive income as reported under Canadian GAAP to IFRS

C – Under Canadian GAAP, we recognized adjustments arising from changes in assumptions and experience gains and losses in defined benefit plans based on the “corridor method”.  Under this method, if the cumulative unrecognized actuarial gains and losses exceeded 10% of the greater of the accrued obligations or plan assets at the beginning of the year, the excess was recognized as a component of pension expense on a straight line basis over the estimated average remaining service lifetime of the participating employees.  Recognition of actuarial gains and losses within the 10% corridor was deferred.  Under IFRS, we elected to recognize cumulative actuarial gains and losses as an asset or liability with the offset to other comprehensive income, and recognized directly in retained earnings.  Under IFRS, actuarial gains and losses also includes foreign exchange gains and losses on translation of the respective pension liabilities.  Under Canadian GAAP, these were recognized in the consolidated income statement.

Reclassification adjustments to the three months ended March 31, 2010 consolidated income statement

During the second quarter of 2011, certain figures in the IFRS consolidated income statement were reclassified between functional areas from the presentation used in the three months ended March 31, 2010 Canadian GAAP to IFRS reconciliation to more appropriately reflect the functional areas to which these costs relate. For the three months ended March 31, 2010, these reclassifications include certain compensation-related costs totaling $5 million from general and administrative expense to feedstock and operating costs ($3 million), sales and marketing expense ($1 million) and research and development expense ($1 million).

Additionally, other losses from the de-recognition of property, plant, and equipment were reclassified from other losses, net to feedstock and operating costs in the consolidated income statement. This reclassification did not have any impact on the presentation of the IFRS consolidated income statement for the three months ended March 31, 2010.

14.  Subsequent events

On October 18, 2011, we executed a Second Amending Agreement to extend the maturity date of our $425 million senior secured revolving credit facility provided by a syndicate of lenders, from November 17, 2013 to December 17, 2015.

Forward-Looking Information

This earnings report contains forward-looking information with respect to NOVA Chemicals.  By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information.  Specific forward-looking information contained in this earnings report includes, among others, statements regarding:  our expectation that with the recently installed initial required tie-ins for the Corunna cracker revamp that will be completed over the next several years, we should not require another shutdown to begin using ethane from our new sources beginning by the end of 2013; our expectation of a modest delay in the restart of our Corunna cracker relative to our original schedule, and our anticipation of no meaningful polyethylene customer impact related to the delayed restart; our plans for our long-term debt due within one year; our plans for SYNTHEON; our beliefs regarding anticipated changes in accounting policies and standards and the impacts on our financial statements; our expectation regarding the timing of the decision of the appeals court in the Dow Chemical U.S. patent litigation; and our expectations with respect to the funding of and contributions to our defined benefit and defined contribution plans.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on March 9, 2011 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

 is a registered trademark of NOVA Brands Ltd.; authorized use.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

Advanced SclairtechTM is a trademark of NOVA Chemicals.

Elemix® is a registered trademark of NOVA Chemicals Inc.

INVESTOR INFORMATION

Contact Information

Phone:	(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet:	www.novachemicals.com	E-Mail: public@novachem.com

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., P.O. Box 2518

Calgary, Alberta, Canada T2P 5L5

For investors and media – Pace Markowitz (412) 490-4952

NOVA Chemicals files additional information with Canadian securities administrators.  This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.  This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6; telephone:  (416) 643-5500; e-mail: inquiries@canstockta.com.

If any registered holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.